Exhibit (a)(1)(l)
Discounted Options, Section 409A & Amkor's Tender Offer Gail N. Goodman Deloitte Tax LLP November 28, 2006

Meeting Objectives Understand The § 409A issue What Amkor is doing for the affected options Your choices Review your next steps

Why are we here today? Amkor has determined that you hold certain stock options that may be negatively impacted by a recent law change. Amkor has developed a solution that eliminates the problem, but which requires your participation and permission to implement. If you do not participate, you may have adverse income tax consequences.

What is the law change?

What does §409A do? Recently enacted § 409A of the Internal Revenue Code imposes adverse tax consequences on certain stock option grants. What are the consequences of § 409A? Potential income taxation prior to exercise 20% additional tax Interest penalty

Which options are impacted? Options are only impacted if they: Were granted at a price below the stock's fair market value (FMV) on the measurement date for financial accounting purposes ("Discounted Options"), AND Were granted after 7/1/04, AND Vest AFTER 12/31/04. Thus, options granted prior to 409A's enactment could be impacted by this new law if they vested 1/1/05 and later.

Example: Option granted October 27, 2004 - 1,000 shares Option price = $4.93 but fair market value at measurement date for financial accounting purposes = $5.71 Vesting: 250 options vest on October 27, 2005 750 options vest monthly thereafter through 2008 CONCLUSION: All 1,000 options are subject to §409A because they were granted at a discount after 7/1/04 and because they all vested after 12/31/04.

Example: (continued) As of 11/16/06 Amkor stock price = $9.69 and no options were exercised. §409A Estimated Impact (for example assume all vest in same year) W-2 Income Inclusion: $ 4760 (= 1,000 options subject to §409A x $4.76 ($9.69 FMV - $4.93 Option Price)) Fed Ordinary Income $1666 (35%) AZ Ordinary Income $ 228 (4.8%) Normal Stock Gain Rate $1894 (39.8%) §409A Tax $ 952 (20%) §409A Interest $ 256 (9%) Tax Rate w/§409A $3102 (65%) Rounded estimates - This may occur each year until exercise or expiration of the option.

What is the solution?

Amkor's Solution: Tender Offer Amend option to increase option price, AND Provide cash payment Only the options impacted by §409A (options granted at a discount after 7/1/04 and vesting after 12/31/04) will be subject to the tender offer.

Amkor's Solution: Tender Offer (1) Amend options to increase the option price New option price will equal the fair market value at the measurement date for financial reporting purposes. All other terms will remain the same (including the number of shares, vesting schedule and expiration date). AND (2) Cash payment Equal to the difference between the new option price and original option price multiplied by the number of unexercised shares subject to the amended option. All cash payments to be made in January 2007.

Example Option for 1,000 shares granted on October 27, 2004 with price = $4.93 but FMV at financial accounting measurement date = $5.71 Vesting (assumed): 250 vest on 10/27/05 - subject to §409A 250 vest monthly in 2006- subject to §409A 250 vest monthly in 2007 - subject to §409A 250 vest monthly in 2008 - subject to §409A Option Amendment: 1,000 options vesting 2005-2008 - amended price = $5.71 No change to expiration date or vesting schedule Cash Payment: Employee receives cash payment of $780 = 1,000 options x ($5.71- $4.93), (less tax withholding), paid in January 2007.

Eligibility To be an eligible option holder you must be subject to taxation in the United States and hold eligible options. Eligible options are unexercised options that were granted at a discount after 7/1/04 and vest after 12/31/04. You can select which of your affected grants to tender (i.e., participate with), but once selected, the entire unexercised portion must be tendered.

What if I do nothing?

What if I do nothing? Tax Impact : Income taxation before exercise 20% additional tax on income amount Interest penalty on income amount Will occur each year until exercise or expiration of the discounted options. Tender offer is a one-time offer to prevent future adverse tax consequences.

How do I participate?

Tender Offer Timeline Tender offer begins: November 22, 2006 Tender offer ends: December 21, 2006 All elections MUST be received before 5PM Mountain Time on December 21, 2006 Late submissions will not be accepted How to submit your election: Method 1 - fax Method 2 - e-mail at 409A@amkor.com Confirmation will be issued to you via e-mail within 2 business days after receipt

Personalized E-mail You have received e-mails that include: This presentation Tender offer document (includes FAQs) Election and withdrawal forms Personalized addendum Contains personalized information regarding your affected options List of "eligible" option grants

Frequently Asked Questions Sample questions: Which options are eligible for amendment in this offer? When will I receive my amended options and cash payments? Will the terms and conditions of my amended options be the same as my original options? How do I participate in this offer? Can I accept this offer with respect to shares of Amkor common stock that I previously acquired upon exercise of options? Can I change my mind and withdraw from this offer?

What if I still have questions? Any questions should be directed to 409A@amkor.com

Tax Advice Taxation of stock option transactions can be very complicated. Amkor policy prohibits any employees from providing personal income tax advice to any other employee. This presentation is general and you should consult with your personal tax advisor for advice relevant to your specific situation.

Circular 230 Disclaimer Notice Any tax advice included in this presentation was not intended or written to be used, and it cannot be used by the taxpayer, for the purpose of avoiding any penalties that may be imposed by any governmental taxing authority or agency; This tax advice was written to support the promotion of the matter addressed by the presentation; and The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.